Will H. Cai

+852 3758 1210

wcai@cooley.com

May 25, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Melissa Walsh, Senior Staff Accountant Mr. Stephen Krikorian, Accounting Branch Chief Ms. Priscilla Dao, Staff Attorney Mr. Larry Spirgel, Office Chief

Re:	Bitdeer Technologies Group Responses to Staff’s Comments on Amendment No. 2 to Draft Registration Statement on Form F-4 Submitted on April 6, 2022 CIK No. 0001899123

Ladies and Gentlemen:

On behalf of our client, Bitdeer Technologies Group (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated May 10, 2022 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form F-4 (the “DRS/A”). In response to the comments set forth in the Comment Letter, the Company has revised the DRS/A and is filing a revised version of the DRS/A (the “Revised DRS/A”) via EDGAR with this response letter. The Company also replaced the unaudited interim financial statements as of June 30, 2021 and for the six months ended June 30, 2021 of Bitdeer Technologies Holding Company (“Bitdeer”) with the audited financial statements as of December 31, 2021 and for the year ended December 31, 2021 of Bitdeer in the Revised DRS/A.

Set forth below are the Company’s responses to the Comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Revised DRS/A. Capitalized terms used but not defined herein are used herein as defined in the Revised DRS/A.

Response Submitted April 6, 2022 to Comments on Amendment No. 2 to Draft Registration

Bitdeer Technologies Holding Company and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements

Note 3. Changes in Significant Accounting Policies

b. Cryptocurrency lending, page F-35

1.	We note your response to prior comments 10 and 11 and continue to evaluate your analysis.

The Company acknowledges the Staff’s comment.

May 25, 2022

Notes to the Combined Financial Statements

Note 2. Summary of Significant Accounting Policies

h. Cryptocurrencies, page F-62

2.	We note your response to prior comment 13 and continue to evaluate your analysis.

The Company acknowledges the Staff’s comment.

3.	We note your proposed revised disclosure in response to prior comment 13. Please further revise to clarify that cryptocurrencies received from your revenue arrangements are not an addition to operating activities; rather, an adjustment to remove the noncash item

In response to the Staff’s comment, the Company has revised the disclosure on page F-44 of the Revised DRS/A to clarify the acceptance of cryptocurrencies from Bitdeer’s revenue arrangements is an adjustment to remove the noncash item for the cash flows from operating activities.

l. Mining machines, page F-64

4.	We note your proposed revised disclosure in response to prior comment 14. Please address the following:

•	In light of your reassessment of the accounting for Cloud Hosting arrangements as noted in response to prior comment 19, please explain the type of arrangements in which the sales of mining machines to customers are recognized at the point in time when control of the mining machines is transferred to the customer upon deployment of the mining machines;

•	Please clarify what you consider to be the amount of promised consideration to which the Group is expected to be entitled; and

•	Please tell us the nature of amounts collected on behalf of third parties that are excluded from revenue and cite the guidance that supports your accounting.

The Company respectfully advises the Staff that for the arrangement of sale of mining machines which were previously used in Bitdeer’s operations, the control of the mining machines is generally transferred upon shipment as prescribed in the contract. The customers will take physical possession of the machines under the sale of mining machines arrangements. The Company has revised the revenue recognition policy for the Sale of Mining Machines business on pages F-48 and F-49 of the Revised DRS/A to clarify the transfer of control generally occurs upon shipment of the mining machines as defined in the revenue contract.

The amount of promised consideration to which Bitdeer is expected to be entitled is the selling price of the mining machines net of applicable value-added taxes (“VAT”) and sales taxes.

The amounts collected on behalf of third parties refer to the VAT and sales taxes collected from the customers on behalf of the government. Bitdeer presents revenue in amount net of VAT and sales taxes based on IFRS 15 paragraph 47 and appendix B paragraph B37 where Bitdeer acts as an agent for the government. Bitdeer has revised the revenue recognition policy on page F-49 of the Revised DRS/A to eliminate duplicated information.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

May 25, 2022

5.	In response to prior comment 14, we note that you reassessed and concluded the sale of mining machines should be accounted for in accordance with IFRS 15. Please provide us with a reevaluation of your classification of the cash flows related to proceeds from the sale of mining machines and cash outflows for the purchase of mining machines as cash flows from investing activities and cite the guidance that supports your accounting.

The Company respectfully advises the Staff that it has revised pages F-34, F-36, F-40 and F-41 of the Revised DRS/A regarding the financial presentation on the sale of mining machines related to revenue, cost of revenue and cash flows. The cash outflows for the purchase of mining machines are classified as cash flows from investing activities and the proceeds from the sale of mining machines are classified as cash flows from operating activities.

The Company respectfully presents the analysis to the Staff as follows:

-	As discussed in the response to comment 39 in the response letter dated January 24, 2022, Bitdeer’s plan of mining machine purchases focuses on the purpose of held-for-use in the provision of its business operations such as the Cloud Hash Rate and Proprietary Mining businesses and the mining machines are generally intended to be used during more than one period, which meets the definition of property, plant and equipment pursuant to paragraph 6 of IAS 16. When planning or making mining machine purchases, Bitdeer does not intentionally set aside, appropriate, or purchase any mining machine for the purpose of re-sale nor does it have a sales plan.

-	Based on such purpose, the cash flows from the acquisitions of the mining machines, which are revenue-generating equipment, are classified as investing cash flows. Such presentation is consistent with IAS 7 paragraph 16, in which the payments to acquire long-term assets, including property, plant and equipment are indicated as an example of cash flows expected to be classified as investing activities.

-	As discussed in the response to comment 14 in the response letter dated April 6, 2022, the mining machines sold in the Sale of Mining Machines business are held-for-use in Bitdeer’s operations until Bitdeer identifies such mining machines for sale (generally when a mining machine sales contract is entered into), upon which the underlying mining machines are considered to be transferred to inventories and accounted for according to IAS 2.

-	As the mining machines held-for-sale is classified as inventories before they are sold and the Sale of Mining Machine business is an integral part of Bitdeer’s daily operation, the cash inflows related to the sale of mining machines are classified as operating cash flows in accordance with IAS 7 paragraph 6.

o. Revenue recognition, page F-65

Our Cryptocurrencies

6.	We note your proposed revised disclosure in response to prior comment 18 regarding proprietary mining arrangements. Consistent with your January 24, 2022 response to prior comment 45, please also indicate the relative amount of the transaction verification fees.

In response to the Staff’s comment, the Company respectfully advises the Staff that it chooses not to disclose the relative amount of the transaction verification fees in the footnote to the combined and consolidated financial statements based on the following analysis:

-	As discussed in the Company’s response to comment 45 in the response letter dated January 24, 2022, Bitdeer’s only performance obligation to the mining pool operators is to provide computing power. The transaction price for this single performance obligation is a single amount calculated by the mining pools using a predetermined formula based on the sharing mechanism agreed between Bitdeer and the mining pool operation as part of the contract. As Bitdeer only provides one type of service to the pool operators and the entire proprietary mining revenue is revenue recognized from contracts with customers, there are no other sources of revenue that need to be separately disclosed.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

May 25, 2022

-	The mining pool operators Bitdeer contracts with generally do not provide separate amounts of the block rewards and the transaction verification fees in the mining reward statements which are available for downloads from Bitdeer’s accounts on the pool operators’ websites. As a result, the accurate amount of the transaction verification fees for all periods presented is not readily available to Bitdeer.

-	Bitdeer primarily focuses on Bitcoin mining. For informational purpose, Bitdeer estimated the amount of transaction verification fees for Bitcoin mining based on the transaction verification fees to block reward ratio statistically summarized from public information on the blockchain by Blockchair, a reputable and widely used blockchain explorer. Bitdeer applied such ratios to its mining rewards and estimated the transaction verification fees to be approximately $1.0 million, $5.4 million and $11.7 million, representing 3%, 6% and 6% of the total proprietary mining revenue for the years ended December 31, 2019, 2020 and 2021 respectively. As a percentage of the total proprietary mining revenue, the estimated transaction verification fee was less than 10% for all periods presented.

Bitdeer has revised the revenue recognition policy on page F-48 of the Revised DRS/A to further clarify that the cryptocurrency reward Bitdeer is entitled to is an aggregate amount calculated based on a predetermined formula agreed upon by Bitdeer and the mining pool operators and the transaction consideration primarily includes the block rewards.

7.	We note your responses to prior comments 15, 16, 17, and 19 regarding Cloud Hash Rate and Cloud Hosting arrangements and continue to evaluate your analysis.

The Company acknowledges the Staff’s comment.

8.	We note your proposed revised disclosure of the Cloud Hosting accounting policy in response to prior comment 19 indicating revenue is recognized ratably over the term of the service. Please elaborate on the period over which revenue is recognized. In this regard, we note that the upfront payment is for the promise to provide the computing power generated from specified mining machines over the life of the mining machines and the hosting fees are based on the customer’s consumption of electricity every ten days.

In response to the Staff’s comment, the Company respectfully advises the Staff that, as discussed in the Company’s response to comment 19 in the response letter dated April 6, 2022, since Bitdeer charges extra liquidation fees (30%-50% of the market prices of the mining machines) to the Cloud Hosting customers who intend to take physical possession of the mining machines, Bitdeer reasonably believes the customers who enter into Cloud Hosting arrangements with Bitdeer do not have the intention to take physical possession of the machines (i.e., they would purchase directly from other mining machine resellers as it is less costly) and are very likely to continue using the mining machines until the machines are obsolete, meaning that they can no longer generate sufficient mining revenues for the customers to cover the customer’s costs, or discarded due to circumstances specified in the Cloud Hosting user agreement.

Based on the analysis above, Bitdeer expects the service term related to the upfront payment to be the life of mining machines, which is estimated to be two years. Bitdeer estimates the life of the mining machines considering various factors, such as hardware wear and tear and technical obsolescence, taking into account the anticipated changes in mining profitability which are mainly affected by the price of cryptocurrencies mined and the electricity costs. The Cloud Hosting business is a relatively new business practice that commenced in October 2020. The two-year life represents the best estimate based on Bitdeer’s industry knowledge and is consistent with the life of mining machines used in Bitdeer’s other operations. Bitdeer reviews the estimated life of mining machines used in Cloud Hosting arrangement at least at each financial year-end and adjust the estimate if the expectation on the realization of economic benefits from these mining machines is different from the previous estimate.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

May 25, 2022

Since the net book value of the mining machines offered in the Cloud Hosting arrangements, at the time these mining machines were identified for the Cloud Hosting arrangements, was immaterial, and the upfront payment received in the Cloud Hosting business amounted to only 2% and 2% of the total revenue in the years ended December 31, 2020 and 2021, respectively, Bitdeer does not believe the estimate of service term constitutes a significant estimate.

For the fees charged for the provision of maintenance service, the benefit is consumed by the customers as the service is performed. Bitdeer regards each billing cycle (every ten days) as a service cycle, and the fees charged during that cycle are recognized over the cycle.

Bitdeer has revised the revenue recognition policy on page F-48 of the Revised DRS/A to elaborate on the service term.

Note 19. Subsequent Events, page F-91

9.	We note that you have entered into a loan agreement for 30 million USDC and purchased a short-term wealth management product in the amount of 30 million USDT. Please explain how you are accounting for these transactions and cite the literature that supports your accounting. Describe the material rights and obligations of both parties to the loan and the investment. In addition, please explain how the transactions are reflected in each of your financial statements.

In response to the Staff’s comment, the Company respectfully advises the Staff that these two transactions had no impact on the combined and consolidated statement of financial position as of December 31, 2021 because the loan was fully collected, the wealth management product was fully redeemed and the corresponding cryptocurrencies were all disposed of by Bitdeer for US dollars as of December 31, 2021. The additional return arising from the loan and wealth management product investment was included in finance income / (expense) in the combined and consolidated statement of operation and comprehensive income / (loss) for the year ended December 31, 2021 and, due to the short-term nature, the aggregate return from both transactions is immaterial to the overall financial statements. As discussed in the response to comment 13 in the response letter dated April 6, 2022, the cash outflows related to the purchase of cryptocurrencies used for lending and wealth management product investment and the cash inflows related to the cash received from the disposal of the cryptocurrencies received from these two transactions are classified as investing cash flows.

Furthermore, it is Bitdeer’s cryptocurrency investment policy to only invest in robust products with reputable institutions and the investments need to be redeemed within the same fiscal quarter.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

May 25, 2022

Bitdeer presents to the Staff the material rights and obligations of both parties under the loan and wealth management product purchase arrangements as follows:

	Loan arrangement	Wealth management product investment arrangement
Bitdeer’s material rights	Right to receive the principal and interest from the loan upon lending

Right to redeem the investment partly or in whole in USDT during the period at the net asset value when the investment is open for additional fundraising and redemption. The investment is open for redemption and additional purchase on certain days each month.

Bitdeer’s material obligations	N/A	Cannot cancel the investment subscription order or request to withdraw the investment amount once Matrixport Group receives the order; Obligated to pay for the redemption fee.
Matrixport Group’s material rights	Right to receive loan proceeds upon signing of the agreement

Right to deduct the investment amount from Bitdeer’s Matrixport account once the investment order is successfully placed;

Right to determine the number of investment units (share of investment portfolio purchased) based on the net value of the asset management product at the end of the fundraising period;

Right to charge the redemption fee at Bitdeer’s redemption;

Right to refuse or suspend the redemption request under certain extraordinary circumstances, such as when the digital asset market is in an abnormal state of extreme fluctuations, the redemption may have a huge adverse impact on the interests of other clients who have not redeemed, and a force majeure event or an extreme circumstance occurs.

Matrixport Group’s material obligations	Obligated to make timely repayment in amount matching the loan amount plus interest; Obligated to pay overdue interest, as well as pay other relevant fees arising from overdue repayment (if any)

Use third-party quantitative trading teams with good performance records to manage the product and the trading teams will work on capturing market arbitrage opportunities in exchanges and global markets;

Upon redemption, obligated to pay Bitdeer the investment amount equals to the investment units times the net asset value with USDT at the time of redemption

The accounting for the two transactions is presented as follows:

Bitdeer’s USDC and USDT are accounted for as intangible assets with indefinite useful life under IAS 38. Although the values of USDC and USDT were pegged to US dollars, Bitdeer determines these two cryptocurrencies do not meet the definition of financial assets because there are provisions that limit Bitdeer’s ability to redeem USDC and USDT for cash. For USDT, the term of service from Tether, the issuer of USDT, specifies that: 1) in order to cause Tether Tokens to be issued or redeemed directly by Tether, the holder must be a verified customer of Tether. No exceptions will be made to this provision; 2) Tether reserves the right to delay the redemption or withdrawal of Tether Tokens if such delay is necessitated by the illiquidity or unavailability or loss of any reserves held by Tether to back the Tether Tokens, and Tether reserves the right to redeem Tether Tokens by in-kind redemptions of securities and other assets held in the reserves (source: https://tether.to/en/legal). For USDC, Circle, the issuer of USDC, also imposes restrictions on redemption. Specifically, Circle states that the holders of USDC may not redeem USDC with Circle unless and until they open a Circle Account subject to certain eligibility checks (source: https://www.circle.com/en/legal/usdc-terms). Bitdeer does not hold an account with Tether or Circle. Based on the analysis above, Bitdeer has no contractual rights to directly redeem USDT or USDC for fiat currency and determines that USDC or USDT should be accounted for as intangible assets instead of financial assets.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

May 25, 2022

Accounting for the loan agreement

As analyzed in the response to comment 11 in the response letter dated April 6, 2022, although Bitdeer transfers cryptocurrencies to Matrixport Group, Bitdeer has the right to receive the repayment of the loan principal. The USDC lent, accounted for as intangible assets, should not be derecognized because control has not been transferred to the borrower due to the repurchase right according to IFRS 15 appendix B paragraph B66. No gain or loss was recognized at the inception of the loan and the USDC was continued to be accounted for by Bitdeer under IAS 38. The annual interest rate specified in the loan agreement was 8.25% represented a fee for using the USDC. As Bitdeer grants Matrixport Group a right to use an identified intangible asset for a period of time and the risk and reward incidental to the ownership of the USDC are not transferred to Matrixport Group, the transaction is accounted for as an operating lease pursuant to IFRS 16. The 8.25% interest for using the USDC is regarded as the consideration in exchange for Matrixport Group’s right to use the USDC during the period and is recognized over the period of use on a straight-line basis.

Accounting for the short-term wealth management product

The wealth management product is a USDT investment fund which seeks market arbitrage opportunities. Bitdeer first evaluates whether it had relinquished control over the USDT. In this case, Bitdeer transferred the USDT to Matrixport Group in exchange for the shares of the underlying investment portfolio in the wealth management product. Because Bitdeer may lose some or all of the USDT initially transferred upon redemption as the investment is not principal-guaranteed, Bitdeer no longer has the right to reacquire the substantially similar asset. As such, the control of the USDT is considered transferred upon the purchase of the wealth management product.

The shares of the wealth management product Bitdeer purchased represent contractual rights to the residual interests in the net assets of the underlying investment portfolio and meet the definition of equity instruments under IAS 32 from the perspective of the issuer because the shares of the wealth management product do not include a contractual obligation to deliver cash or another financial asset and do not require settlement in the investment portfolio’s own equity instruments. Bitdeer classifies the investment in the wealth management product as an equity investment and measures the equity investment at fair value with income or loss recognized in profit or loss.

Because the investment is short-term in nature and was redeemed within the same fiscal quarter, Bitdeer believes the cost to purchase the shares of the investment portfolio approximated their fair value. Upon redemption of the wealth management product, Bitdeer derecognized the investment and recognized cryptocurrency received at the fair value on the date of redemption. The difference between the carrying value of the investment and the fair value of cryptocurrency received was immaterial and was recognized in earnings.

*      *      *

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

May 25, 2022

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Linghui Kong, Chief Executive Officer, Bitdeer Technologies Holding Company
Naphat Sirimongkolkasem, Chief Financial Officer, Blue Safari Acquisition Corp.
Nicholas H.R. Dumont, Esq., Partner, Cooley LLP
Timothy Pitrelli, Esq., Partner, Cooley LLP
Danielle Bian, Partner, MaloneBailey, LLP
David Grossman, Partner, Marcum LLP
Derek Dostal, Esq., Partner, Davis Polk & Wardwell LLP
Howard Zhang, Esq., Partner, Davis Polk & Wardwell LLP